Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Domtar Corporation:

We consent to the incorporation by reference in the Registration Statement on Form S-3 of Domtar Corporation expected to be filed on June 3, 2009 of our report dated March 29, 2007, except as to notes 6 and 27, which are as of June 19, 2007, and note 28, which is as of September 24, 2007, with respect to the combined statements of operations, Business Unit equity, and cash flows of the Weyerhaeuser Fine Paper Business (a Business Unit of Weyerhaeuser Company) for the year ended December 31, 2006, and the related financial statement schedule, which report appears in the Form 10-K of Domtar Corporation dated February 27, 2009, and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

Seattle, Washington

June 2, 2009